FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 14, 2005, Series 2005-5	333-120916

Name of Person Filing the Document
(If Other than the Registrant)




05061299


SEC MAIL PROCESSING
RECEIVED
JUL 18 2005
WASH, D.C. 185 SECTION

PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.



By:______________________
Name: Baron Silverstein
Title: Vice President

Dated: July 14, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option:

The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights:

The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 30 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,355,548,000 (approx.)

Bear Stearns Mortgage Loan Trust 2005-5
Mortgage-Backed Notes, Series 2005-5
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$665,143,000	Aaa / AAA	4.16%	Fixed (3)	5/1-Yr Hybrid ARMs	Group I Senior Notes
A-2	$690,405,000	Aaa / AAA	4.16%	Fixed (4)	5/1-Yr Hybrid ARMs	Group II Senior Notes
Non Offered Notes						
M	$20,000,000	Aa1/ AA+	2.75%	WAC (5)	Total Portfolio	Crossed Mezzanine Notes
B-1	$16,973,000	Aa2/ NR	1.55%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-2	$9,194,000	A2/ NR	0.90%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-3	$5,658,000	Baa2 / NR	0.50%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
X	Notional (6)	Baa3/NR	---	WAC (6)	Total Portfolio	Crossed Subordinate IO Notes
B-4	$2,122,000	Ba2 / NR	0.35%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-5	$1,414,000	B2 / NR	0.25%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-6	$3,538,170	Not Rated	---	WAC (5)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2008, the Note Interest Rate for the Class A-1 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in July 2008, the Class A-1 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.25% per annum, (ii) the related Available Funds Rate and (iii) 9.625%.

(4) Up to and including the payment date in October 2009, the Note Interest Rate for the Class A-2 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in October 2009, the Class A-2 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.35% per annum, (ii) the related Available Funds Rate and (iii) 9.610%.

(5) The Class M and Class B Notes will bear interest at a variable rate equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.617%.

(6) The note interest rate for the Class X Notes for each Payment Date will be a per annum variable rate equal to the product of (i) 12 and (ii) a rate expressed as a fraction, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the mortgage loans for the related due period, over (2) any accrued interest (including accrued and unpaid interest) payable to the Class A Notes at the related Note Interest Rate for such Payment Date (including any Carryover Shortfall Amounts (as defined herein) payable to the Class A Notes for such Payment Date) and any accrued interest (including accrued and unpaid interest) payable to the Class M Notes and Class B Notes at the related Note Interest Rate for such Payment Date, and (y) the denominator of which is the aggregate Note Principal Balance of the Class A Notes.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller:	Structured Assets Mortgage Investments II Inc. ("SAMI II").
Seller:	EMC Mortgage Corporation.
Servicer:	Wells Fargo Bank, N.A.
Underlying Originator:	Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Indenture Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Cut-off Date:	July 1, 2005.
Closing Date:	July 14, 2005.
Legal Structure:	Owner Trust.
Clean-Up Call:	The holder of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in August 2005.
Remittance Type:	Scheduled/Scheduled.
Notes:	The Class A-1 Notes and Class A-2 Notes (together, the "Offered Notes") and the Class X, Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes are also referred to collectively as the "Class B Notes". The Class M and Class B Notes are also referred to together as the "Subordinate Notes".
Form of Registration:	The Offered Notes will be issued in book-entry form through DTC.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

SMMEA:	The Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (13 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full prepayments and any partial prepayments up to its servicing fee.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract. All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee. Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 30 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein WITH RESPECT TO A MORTGAGE LOAN following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

Optional Sale of Defaulted Mortgage Loans:

The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Collateral Description:

The initial mortgage pool is expected to consist of approximately $1.4 billion of first-lien residential adjustable-rate mortgage

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

loans that adjust annually based on One-Year CMT and One-Year LIBOR.

Provided below is a brief summary of the expected mortgage pool by loan type as of July 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
Group I	49.07%	4.875%	4.625%	336	2.564%	2.314%	5.000%	2.000%	9.875%	36
Group II	50.93%	4.860%	4.610%	351	2.679%	2.429%	5.000%	2.000%	9.860%	51
Total	100.00%	4.867%	4.617%	344	2.623%	2.373%	5.000%	2.000%	9.867%	44

Approximately 47% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards:

The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement:

Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class M Notes and Class B Notes will provide credit enhancement to the Class I-A Notes and Class II-A Notes. The Class M Notes and Class B Notes will provide credit enhancement to the Class X Notes. The Class B Notes will provide credit enhancement to the Class M Notes.

Group I Available Funds:

For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group I Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group I Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Grantor Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Group II Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group II Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group II Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Grantor Trustee, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to each class of Offered Notes and any Payment Date, a per annum rate equal to the product of (i) the weighted average of the Net Rates on the mortgage loans in the related loan group as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of such mortgage loans as of the end of the related Due Period divided by (y) the Note Principal Balance of the related class of Offered Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes if the Note Interest Rate is based on the Available Funds Rate, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Available Funds Rate).

Cash Flow Description: Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on August 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Available Funds:

1. Payment of interest to the holders of the Class A-1 Notes and Class A-2 Notes in an amount equal to their respective Note Rates;
2. From Group I Available Funds, Payment of principal to the holders of the Class A-1 Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group II Available Funds, Payment of principal to the holders of the Class A-2 Notes in an amount equal to the related Senior Optimal Principal Amount;
4. Payment of any Carryover Shortfall Amounts to the Class A-1 Notes and Class A-2 Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of interest and principal sequentially to the Class M, Class B-1, Class B-2, Class B-3 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;
6. Payment of interest to the Class X Notes at its Note Rate;
7. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until July 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50%, as applicable, for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage of prepayments can be allocated to the Subordinate Notes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1 and Class M Notes, in that order, in each case, until the Note Balance of such Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class A-1 Notes until reduced to zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class A-2 Notes until reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

New Issue Marketing Materials

$1,355,548,000 (Approximate)

Bear Stearns ARM Trust 2005-5
Mortgage-Backed Notes, Series 2005-5,

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical information is preliminary and based upon Information as of July 1, 2005

July 12, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

$1,355,548,000 (approx.)

Bear Stearns Mortgage Loan Trust 2005-5
Mortgage-Backed Notes, Series 2005-5
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$665,143,000	Aaa / AAA	4.16%	Fixed (3)	5/1-Yr Hybrid ARMs	Group I Senior Notes
A-2	$690,405,000	Aaa / AAA	4.16%	Fixed (4)	5/1-Yr Hybrid ARMs	Group II Senior Notes
Non Offered Notes						
M	$20,000,000	Aa1/ AA+	2.75%	WAC (5)	Total Portfolio	Crossed Mezzanine Notes
B-1	$16,973,000	Aa2/ NR	1.55%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-2	$9,194,000	A2/ NR	0.90%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-3	$5,658,000	Baa2 / NR	0.50%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
X	Notional (6)	Baa3/NR	---	WAC (6)	Total Portfolio	Crossed Subordinate IO Notes
B-4	$2,122,000	Ba2 / NR	0.35%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-5	$1,414,000	B2 / NR	0.25%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-6	$3,538,170	Not Rated	---	WAC (5)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2008, the Note Interest Rate for the Class A-1 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in July 2008, the Class A-1 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.05% per annum, (ii) the related Available Funds Rate and (iii) 9.625%.

(4) Up to and including the payment date in October 2009, the Note Interest Rate for the Class A-2 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in October 2009, the Class A-2 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.15% per annum, (ii) the related Available Funds Rate and (iii) 9.610%.

(5) The Class M and Class B Notes will bear interest at a variable rate equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.617%.

(6) The note interest rate for the Class X Notes for each Payment Date will be a per annum variable rate equal to the product of (i) 12 and (ii) a rate expressed as a fraction, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the mortgage loans for the related due period, over (2) any accrued interest (including accrued and unpaid interest) payable to the Class A Notes at the related Note Interest Rate for such Payment Date (including any Carryover Shortfall Amounts (as defined herein) payable to the Class A Notes for such Payment Date) and any accrued interest (including accrued and unpaid interest) payable to the Class M Notes and Class B Notes at the related Note Interest Rate for such Payment Date, and (y) the denominator of which is the aggregate Note Principal Balance of the Class A Notes.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller:	Structured Assets Mortgage Investments II Inc. ("SAMI II").
Seller:	EMC Mortgage Corporation.
Servicer:	Wells Fargo Bank, N.A.
Underlying Originator:	Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Indenture Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Cut-off Date:	July 1, 2005.
Closing Date:	July 14, 2005.
Legal Structure:	Owner Trust.
Clean-Up Call:	The holder of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in August 2005.
Remittance Type:	Scheduled/Scheduled.
Notes:	The Class A-1 Notes and Class A-2 Notes (together, the "Offered Notes") and the Class X, Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes are also referred to collectively as the "Class B Notes". The Class M and Class B Notes are also referred to together as the "Subordinate Notes".
Form of Registration:	The Offered Notes will be issued in book-entry form through DTC.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

SMMEA:	The Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (13 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full prepayments and any partial prepayments up to its servicing fee.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract. All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee. Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the Servicer action.

Optional Sale of Defaulted Mortgage Loans: The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities: Notwithstanding the foregoing, the Issuer, at the direction of the majority holder of the owner trust certificate, may amend its

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, which shall include the consent of all of the noteholders , (ii) any opinion of counsel required by the underwriter, the rating agencies, the Indenture Trustee and the Securities Administrator, (iii) the approval of the rating agencies and/or written confirmation from the rating agencies stating that such amendment will not result in the rating of any Note to be downgraded, withdrawn or suspended , and in the case of Moody's, written notice of such amendment and (iv) the consent of the majority holder of the owner trust certificate to the amendment of such permitted activities.

Collateral Description:

The initial mortgage pool is expected to consist of approximately $1.4 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on One-Year CMT and One-Year LIBOR.

Provided below is a brief summary of the expected mortgage pool by loan type as of July 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
Group I	49.07%	4.875%	4.625%	336	2.564%	2.314%	5.000%	2.000%	9.875%	36
Group II	50.93%	4.860%	4.610%	351	2.679%	2.429%	5.000%	2.000%	9.860%	51
Total	100.00%	4.867%	4.617%	344	2.623%	2.373%	5.000%	2.000%	9.867%	44

Approximately 47% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards:

The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement:

Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class M Notes and Class B Notes will provide credit enhancement to the Class I-A Notes and Class II-A Notes. The Class M Notes and Class B Notes will provide credit enhancement to the Class X Notes. The Class B Notes will provide credit enhancement to the Class M Notes.

Group I Available Funds:

For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group I Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group I Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Grantor Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Group II Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group II Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group II Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Grantor Trustee, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to each class of Offered Notes and any Payment Date, a per annum rate equal to the product of (i) the weighted average of the Net Rates on the mortgage loans in the related loan group as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of such mortgage loans as of the end of the related Due Period divided by (y) the Note Principal Balance of the related class of Offered Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes if the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Note Interest Rate is based on the Available Funds Rate, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Available Funds Rate).

Cash Flow Description:

Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on August 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1 Notes and Class A-2 Notes in an amount equal to their respective Note Rates;
2. From Group I Available Funds, Payment of principal to the holders of the Class A-1 Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group II Available Funds, Payment of principal to the holders of the Class A-2 Notes in an amount equal to the related Senior Optimal Principal Amount;
4. Payment of any Carryover Shortfall Amounts to the Class A-1 Notes and Class A-2 Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of interest and principal sequentially to the Class M, Class B-1, Class B-2, Class B-3 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;
6. Payment of interest to the Class X Notes at its Note Rate;
7. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until July 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

the aggregate Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50%, as applicable, for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage of prepayments can be allocated to the Subordinate Notes.

Allocation of Losses:

Realized Losses on Mortgage Loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1 and Class M Notes, in that order, in each case, until the Note Balance of such Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class A-1 Notes until reduced to zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class A-2 Notes until reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

New Issue Marketing Materials

$1,391,599,900 (Approximate)

Bear Stearns ARM Trust 2005-5
Mortgage-Backed Notes, Series 2005-5,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical information is preliminary and based upon Information as of June 1, 2005

July 7, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,391,599,900 (approx.)

Bear Stearns Mortgage Loan Trust 2005-5
Mortgage-Backed Notes, Series 2005-5
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
I-A	$649,856,800	Aaa / AAA	4.75%	Fixed (3)	5/1-Yr Hybrid ARMs	Group I Senior Notes
II-A	$683,643,100	Aaa / AAA	4.75%	Fixed (4)	5/1-Yr Hybrid ARMs	Group II Senior Notes
Non Offered Notes						
X	Notional (5)	AA	---	WAC (5)	Total Portfolio	Crossed Subordinate IO Notes
M	$28,000,000	Aa1/ AA+	2.75%	WAC (6)	Total Portfolio	Crossed Mezzanine Notes
B-1	$16,800,000	Aa2/ NR	1.55%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-2	$9,100,000	A2/ NR	0.90%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-3	$4,200,000	Baa2 / NR	0.60%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-4	$4,200,000	Ba2 / NR	0.30%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-5	$2,800,000	B2 / NR	0.10%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-6	$1,400,100	Not Rated	---	WAC (6)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2008, the Note Interest Rate for the Class I-A Notes will be a fixed rate equal to [4.550%] per annum subject to the related Available Funds Rate. After the payment date in July 2008, the Class I-A Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus [2.00%] per annum and (ii) the related Available Funds Rate.

(4) Up to and including the payment date in October 2009, the Note Interest Rate for the Class II-A Notes will be a fixed rate equal to [4.550%] per annum subject to the related Available Funds Rate. After the payment date in October 2009, the Class II-A Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus [2.00%] per annum and (ii) the related Available Funds Rate.

(5) The Class X Certificates will bear interest at a variable rate (Pass-Through Rate) equal to the greater of (i) zero and (ii) the excess, if any, of (a) the weighted average of the Net Rates of the Mortgage Loans, over the weighted average of the Note Interest Rates of the Class I-A Notes, Class II-A Notes, Class M Notes and the Class B Notes. The Class X Certificates will have a notional balance equal to the aggregate Note Principal Balance of the Class I-A Notes and Class II-A Notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [0.067%].

(6) The Class M Notes and Class B Notes will bear interest at a variable rate equal to the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.617%].

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II").
Seller:	EMC Mortgage Corporation
Servicer:	Wells Fargo Bank, N.A.
Underlying Originator:	Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Indenture Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Cut-off Date:	July 1, 2005.
Closing Date:	July 13, 2005.
Legal Structure:	Owner Trust.
Clean-Up Call:	The holder of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in August 2005.
Remittance Type:	Scheduled/Scheduled.
Notes:	The Class I-A Notes and Class II-A (together, the "Offered Notes") and the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes are also referred to collectively as the "Class B Notes". The Class M Notes and Class B Notes are also referred to together as the "Subordinate Notes".
Form of Registration:	The Offered Notes will be issued in book-entry form through DTC.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

SMMEA:	The Class Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (12 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full prepayments and any partial prepayments up to its servicing fee.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel and (iii) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract.

All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the Owner Trust Certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee.

Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

such Special Derivative Contract solely to funds available therefor in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the Owner Trust Certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the Owner Trust Certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the Owner Trust Certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price") , in each case no later than 25 days from the date of such holder's objection. The holder of the Owner Trust Certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms. In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the Owner Trust Certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the Owner Trust Certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the Owner Trust Certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.
Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

Collateral Description: The initial mortgage pool is expected to consist of approximately $1.4 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on One-Year LIBOR.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Provided below is a brief summary of the expected mortgage pool by loan type as of July 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
Group I	49.42%	4.875%	4.625%	336	2.567%	2.317%	5.000%	2.000%	9.875%	36
Group II	50.58%	4.860%	4.610%	351	2.679%	2.429	5.000%	2.000%	9.860%	51
Total	100.00%	4.867%	4.617%	344	2.626%	2.376%	5.000%	2.000%	9.867%	44

Approximately 47% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class M Notes and Class B Notes will provide credit enhancement to the Class I-A Notes and Class II-A Notes. The Class B Notes will provide credit enhancement to the Class M Notes.

Group I Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group I Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicers for such Payment Date in respect of the Group I Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Group II Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group II Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicers for such Payment Date in respect of the Group II Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Rates on the mortgage loans as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of the mortgage loans as of the end of the related Due Period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: If on any Payment Date, the Note Interest Rate of the Class I-A, Class II-A, Class M and Class B Notes is subject to the Available Funds Rate, such Notes will become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes based on the Available Funds Rate, as applicable, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Available Funds Rate).

Cash Flow Description: Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on August 25, 2005.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A Notes and Class II-A Notes in an amount equal to their respective Note Rates;
2. From Group I Available Funds, Payment of principal to the holders of the Class I-A Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group II Available Funds, Payment of principal to the holders of the Class II-A Notes in an amount equal to the related Senior Optimal Principal Amount;
4. Payment of any Carryover Shortfall Amounts to the Class I-A Notes and Class II-A Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of any Carryover Shortfall Amounts to the Class M Notes based on the amount of Carryover Shortfall Amounts on such class;
6. Payment of interest to the Class X Notes at its Note Rate;
7. Payment of interest and principal sequentially to the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until July 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50%, as applicable, for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage of prepayments can be allocated to the Subordinate Notes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1 and Class M Notes, in that order, in each case, until the Note Balance of such Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Notes until reduced to zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A Notes until reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

BSARM 2005-5

BSARM 2005-5

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
G01	49.07	4.875	4.625	4.750	4.875	474,074.80	360	24	336	66.43	729	2.564	36	5.000	2.000	9.875	2.314
G02	50.93	4.860	4.610	3.750	4.875	525,457.09	360	9	351	70.75	738	2.679	51	5.000	2.000	9.860	2.429
TOTAL	**100.00**	**4.867**	**4.617**	**3.750**	**4.875**	**498,923.16**	**360**	**16**	**344**	**68.63**	**734**	**2.623**	**44**	**5.000**	**2.000**	**9.867**	**2.373**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
- 50,000.99	0.01	0.01	0.01
50,001.00 - 100,000.99	0.08	0.03	0.05
100,001.00 - 150,000.99	0.29	0.13	0.21
150,001.00 - 200,000.99	0.42	0.25	0.33
200,001.00 - 250,000.00	0.45	0.39	0.42
250,000.01 - 300,000.00	0.86	0.38	0.61
300,000.01 - 350,000.00	6.43	1.07	3.70
350,000.01 - 400,000.00	17.30	14.75	16.00
400,000.01 - 450,000.00	16.41	14.51	15.44
450,000.01 - 500,000.00	15.62	13.24	14.41
500,000.01 - 550,000.00	8.47	11.83	10.18
550,000.01 - 600,000.00	7.78	8.00	7.89
600,000.01 - 650,000.00	8.93	9.81	9.38
650,000.01 - 700,000.00	1.94	4.14	3.06
700,000.01 - 750,000.00	2.20	2.84	2.53
750,000.01 - 800,000.00	2.01	1.52	1.76
800,000.01 - 850,000.00	1.19	2.06	1.63
850,000.01 - 900,000.00	1.26	2.57	1.92
900,000.01 - 950,000.00	2.15	1.68	1.91
950,000.01 - 1,000,000.00	4.24	5.49	4.88
1,000,000.01 - 1,500,000.00	1.11	3.41	2.28
1,500,000.01 - 2,000,000.00	0.53	1.91	1.23
2,000,000.01 - 2,500,000.00	0.31	0.00	0.15
TOTAL	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
3.750 - 3.999	0.00	0.10	0.05
4.000 - 4.249	0.00	0.12	0.06
4.250 - 4.499	0.00	0.44	0.22
4.500 - 4.749	0.00	2.61	1.33
4.750 - 4.999	100.00	96.73	98.33
TOTAL	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSARM 2005-5

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
3.500 - 3.749	0.00	0.10	0.05
3.750 - 3.999	0.00	0.12	0.06
4.000 - 4.249	0.00	0.44	0.22
4.250 - 4.499	0.00	2.61	1.33
4.500 - 4.749	100.00	96.73	98.33
TOTAL	**100.00**	**100.00**	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
10.01 - 15.00	0.12	0.00	0.06
15.01 - 20.00	0.54	0.38	0.46
20.01 - 25.00	0.82	0.41	0.61
25.01 - 30.00	0.97	0.78	0.87
30.01 - 35.00	1.93	0.78	1.34
35.01 - 40.00	2.02	1.07	1.53
40.01 - 45.00	2.60	1.39	1.98
45.01 - 50.00	5.24	2.90	4.05
50.01 - 55.00	6.15	3.10	4.59
55.01 - 60.00	8.18	6.78	7.47
60.01 - 65.00	9.59	7.47	8.51
65.01 - 70.00	16.90	15.28	16.07
70.01 - 75.00	10.53	11.54	11.04
75.01 - 80.00	32.68	46.97	39.96
80.01 - 85.00	0.22	0.25	0.24
85.01 - 90.00	1.12	0.67	0.89
90.01 - 95.00	0.41	0.12	0.26
95.01 +	0.00	0.11	0.06
TOTAL	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
0 - 19	0.54	0.89	0.72
580 - 599	0.15	0.00	0.07
600 - 619	0.23	0.00	0.11
620 - 639	2.35	0.98	1.65
640 - 659	3.48	2.53	2.99

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSARM 2005-5

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
660 - 679	7.20	4.77	5.96
680 - 699	13.58	12.21	12.88
700 - 719	13.94	12.40	13.15
720 - 739	12.64	13.37	13.01
740 - 759	16.20	15.47	15.83
760 - 779	16.70	20.39	18.58
780 - 799	10.65	13.47	12.09
800 - 819	2.08	3.52	2.81
820 - 839	0.25	0.00	0.12
TOTAL	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
181 - 240	0.03	0.00	0.01
241 - 359	0.00	0.05	0.03
360 - 360	99.97	99.95	99.96
TOTAL	**100.00**	**100.00**	**100.00**

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
181 - 240	0.03	0.00	0.01
241 - 300	0.00	0.05	0.03
301 - 360	99.97	99.95	99.96
TOTAL	**100.00**	**100.00**	**100.00**

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
AL	0.25	0.05	0.15
AR	0.06	0.07	0.07
AZ	0.83	0.86	0.85
CA	46.71	46.43	46.57
CO	3.43	3.05	3.24

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

State			
STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
CT	2.11	1.41	1.75
DC	1.03	1.12	1.08
DE	0.10	0.06	0.08
FL	4.59	5.60	5.10
GA	1.55	1.63	1.59
HI	0.20	0.58	0.39
IA	0.04	0.01	0.02
ID	0.11	0.05	0.08
IL	3.14	2.18	2.65
IN	0.36	0.12	0.24
KS	0.00	0.18	0.09
KY	0.26	0.22	0.24
LA	0.09	0.17	0.13
MA	3.62	3.11	3.36
MD	2.77	3.05	2.91
ME	0.00	0.09	0.05
MI	1.51	0.81	1.15
MN	2.92	2.05	2.48
MO	0.69	0.58	0.63
MS	0.05	0.00	0.02
MT	0.00	0.09	0.05
NC	1.24	1.53	1.38
NE	0.07	0.06	0.07
NH	0.11	0.09	0.10
NJ	5.04	3.98	4.50
NM	0.34	0.10	0.22
NV	0.44	1.23	0.84
NY	3.06	4.96	4.03
OH	0.67	0.69	0.68
OK	0.00	0.14	0.07
OR	0.70	0.68	0.69
PA	1.30	0.73	1.01
RI	0.05	0.05	0.05
SC	0.52	0.73	0.63
SD	0.00	0.06	0.03
TN	0.24	0.23	0.23
TX	3.98	2.34	3.14
UT	0.26	0.22	0.24
VA	3.38	5.29	4.35
VT	0.00	0.08	0.04
WA	1.69	2.97	2.34
WI	0.35	0.24	0.30
WV	0.06	0.00	0.03

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
WY	0.07	0.05	0.06
TOTAL	**100.00**	**100.00**	**100.00**

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Cash Out Refinance	11.84	9.10	10.44
Purchase	37.89	66.21	52.31
Rate/Term Refinance	50.27	24.69	37.24
TOTAL	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Owner Occupied	95.28	92.95	94.09
Second Home	4.72	7.05	5.91
TOTAL	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2-4 Family	0.60	1.11	0.86
CO-OP	0.51	1.52	1.03
Condominium	9.05	13.51	11.32
PUD	0.49	1.37	0.94
Single Family	89.34	82.48	85.85
TOTAL	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Full/Alternative	66.56	60.69	63.57
No Documentation	0.32	0.15	0.23

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Stated Income	27.16	30.48	28.85
Stated/Stated	5.96	8.68	7.34
TOTAL	**100.00**	**100.00**	**100.00**

Interest Only

IO FLAG / IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
N	**70.59**	**36.15**	**53.05**
0.000	70.59	36.15	53.05
Y	**29.41**	**63.85**	**46.95**
60.000	29.41	63.85	46.95
TOTAL	**100.00**	**100.00**	**100.00**

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
1 YR CMT	62.82	85.88	74.57
1 YR Libor	37.18	14.12	25.43
TOTAL	**100.00**	**100.00**	**100.00**

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
18 - 20	0.09	0.00	0.04
24 - 26	1.65	0.00	0.81
27 - 29	6.37	0.00	3.13
30 - 32	6.92	0.00	3.40
33 - 35	29.39	0.00	14.42
36 - 38	17.26	0.00	8.47
39 - 41	29.92	0.00	14.68
42 - 44	8.39	24.03	16.36
45 - 47	0.00	14.14	7.20
48 - 50	0.00	12.05	6.14
51 - 53	0.00	1.98	1.01
54 - 56	0.00	24.83	12.65

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subiect to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
57 - 59	0.00	22.44	11.43
60 - 62	0.00	0.52	0.27
TOTAL	100.00	100.00	100.00

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2.250 - 2.499	37.13	14.12	25.41
2.500 - 2.749	0.08	0.00	0.04
2.750 - 2.999	62.79	85.88	74.55
TOTAL	100.00	100.00	100.00

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
8.500 - 8.999	0.00	0.10	0.05
9.000 - 9.499	0.00	0.55	0.28
9.500 - 9.999	100.00	99.34	99.67
TOTAL	100.00	100.00	100.00

Prepay

PREPAY PPY TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
No_PP	100.00	100.00	100.00
0.000	100.00	100.00	100.00
TOTAL	100.00	100.00	100.00

Originators

ORIGINATOR	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00	100.00	100.00
TOTAL	100.00	100.00	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSARM 2005-5

Servicers

SERVICER NAME	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**

Index and Caps

INDEX INIT RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
1 YR CMT	**62.82**	**85.88**	**74.57**
5.000	62.82	85.88	74.57
1 YR Libor	**37.18**	**14.12**	**25.43**
5.000	37.18	14.12	25.43
TOTAL	**100.00**	**100.00**	**100.00**

Caps

PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2.000	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

New Issue Marketing Materials

$1,391,599,900 (Approximate)

Bear Stearns ARM Trust 2005-5
Mortgage-Backed Notes, Series 2005-5,

Structured Asset Mortgage Investments II, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical information is preliminary and based upon Information as of June 1, 2005

July 7, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

$1,391,599,900 (approx.)

Bear Stearns Mortgage Loan Trust 2005-5
Mortgage-Backed Notes, Series 2005-5
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
I-A	$649,856,800	Aaa / AAA	4.75%	Fixed (3)	5/1-Yr Hybrid ARMs	Group I Senior Notes
II-A	$683,643,100	Aaa / AAA	4.75%	Fixed (4)	5/1-Yr Hybrid ARMs	Group II Senior Notes
Non Offered Notes						
X	Notional (5)	AA	---	WAC (5)	Total Portfolio	Crossed Subordinate IO Notes
M	$28,000,000	Aa1/ AA+	2.75%	WAC (6)	Total Portfolio	Crossed Mezzanine Notes
B-1	$16,800,000	Aa2/ NR	1.55%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-2	$9,100,000	A2/ NR	0.90%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-3	$4,200,000	Baa2 / NR	0.60%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-4	$4,200,000	Ba2 / NR	0.30%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-5	$2,800,000	B2 / NR	0.10%	WAC (6)	Total Portfolio	Crossed Subordinate Notes
B-6	$1,400,100	Not Rated	---	WAC (6)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2008, the Note Interest Rate for the Class I-A Notes will be a fixed rate equal to [4.550%] per annum subject to the related Available Funds Rate. After the payment date in July 2008, the Class I-A Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus [2.00%] per annum and (ii) the related Available Funds Rate.

(4) Up to and including the payment date in October 2009, the Note Interest Rate for the Class II-A Notes will be a fixed rate equal to [4.550%] per annum subject to the related Available Funds Rate. After the payment date in October 2009, the Class II-A Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus [2.00%] per annum and (ii) the related Available Funds Rate.

(5) The Class X Certificates will bear interest at a variable rate (Pass-Through Rate) equal to the greater of (i) zero and (ii) the excess, if any, of (a) the weighted average of the Net Rates of the Mortgage Loans, over the weighted average of the Note Interest Rates of the Class I-A Notes, Class II-A Notes, Class M Notes and the Class B Notes. The Class X Certificates will have a notional balance equal to the aggregate Note Principal Balance of the Class I-A Notes and Class II-A Notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [0.067%].

(6) The Class M Notes and Class B Notes will bear interest at a variable rate equal to the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.617%].

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II").
Seller:	EMC Mortgage Corporation
Servicer:	Wells Fargo Bank, N.A.
Underlying Originator:	Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Indenture Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Cut-off Date:	July 1, 2005.
Closing Date:	July 13, 2005.
Legal Structure:	Owner Trust.
Clean-Up Call:	The holder of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in August 2005.
Remittance Type:	Scheduled/Scheduled.
Notes:	The Class I-A Notes and Class II-A (together, the "Offered Notes") and the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes are also referred to collectively as the "Class B Notes". The Class M Notes and Class B Notes are also referred to together as the "Subordinate Notes".
Form of Registration:	The Offered Notes will be issued in book-entry form through DTC.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

SMMEA:	The Class Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (12 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full prepayments and any partial prepayments up to its servicing fee.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel and (iii) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract. All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the Owner Trust Certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee. Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

such Special Derivative Contract solely to funds available therefor in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the Owner Trust Certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the Owner Trust Certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the Owner Trust Certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price") , in each case no later than 25 days from the date of such holder's objection. The holder of the Owner Trust Certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms. In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the Owner Trust Certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the Owner Trust Certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the Owner Trust Certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

Collateral Description: The initial mortgage pool is expected to consist of approximately $1.4 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on One-Year LIBOR.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Provided below is a brief summary of the expected mortgage pool by loan type as of July 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
Group I	49.42%	4.875%	4.625%	336	2.567%	2.317%	5.000%	2.000%	9.875%	36
Group II	50.58%	4.860%	4.610%	351	2.679%	2.429	5.000%	2.000%	9.860%	51
Total	100.00%	4.867%	4.617%	344	2.626%	2.376%	5.000%	2.000%	9.867%	44

Approximately 47% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards: The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement: Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class M Notes and Class B Notes will provide credit enhancement to the Class I-A Notes and Class II-A Notes. The Class B Notes will provide credit enhancement to the Class M Notes.

Group I Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group I Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicers for such Payment Date in respect of the Group I Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Group II Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group II Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicers for such Payment Date in respect of the Group II Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Rates on the mortgage loans as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of the mortgage loans as of the end of the related Due Period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: If on any Payment Date, the Note Interest Rate of the Class I-A, Class II-A, Class M and Class B Notes is subject to the Available Funds Rate, such Notes will become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes based on the Available Funds Rate, as applicable, together with the unpaid portion of any excess from previous Payment Dates (and any interest thereon at the then applicable Notes Interest Rate without giving effect to the Available Funds Rate).

Cash Flow Description: Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on August 25, 2005.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A Notes and Class II-A Notes in an amount equal to their respective Note Rates;
2. From Group I Available Funds, Payment of principal to the holders of the Class I-A Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group II Available Funds, Payment of principal to the holders of the Class II-A Notes in an amount equal to the related Senior Optimal Principal Amount;
4. Payment of any Carryover Shortfall Amounts to the Class I-A Notes and Class II-A Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of any Carryover Shortfall Amounts to the Class M Notes based on the amount of Carryover Shortfall Amounts on such class;
6. Payment of interest to the Class X Notes at its Note Rate;
7. Payment of interest and principal sequentially to the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until July 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses on the mortgage does not exceed 30%, 35%, 40%, 45% or 50%, as applicable, for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage of prepayments can be allocated to the Subordinate Notes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1 and Class M Notes, in that order, in each case, until the Note Balance of such Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Notes until reduced to zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A Notes until reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

New Issue Marketing Materials

$1,355,548,000 (Approximate)

Bear Stearns ARM Trust 2005-5
Mortgage-Backed Notes, Series 2005-5,

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical information is preliminary and based upon Information as of July 1, 2005

July 12, 2005

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. 1

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,355,548,000 (approx.)
Bear Stearns Mortgage Loan Trust 2005-5
Mortgage-Backed Notes, Series 2005-5
5 Year Hybrid ARM Mortgage Loans

Class	Notes Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Note Type
Publicly Offered Notes						
A-1	$665,143,000	Aaa / AAA	4.16%	Fixed (3)	5/1-Yr Hybrid ARMs	Group I Senior Notes
A-2	$690,405,000	Aaa / AAA	4.16%	Fixed (4)	5/1-Yr Hybrid ARMs	Group II Senior Notes
Non Offered Notes						
M	$20,000,000	Aa1/ AA+	2.75%	WAC (5)	Total Portfolio	Crossed Mezzanine Notes
B-1	$16,973,000	Aa2/ NR	1.55%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-2	$9,194,000	A2/ NR	0.90%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-3	$5,658,000	Baa2 / NR	0.50%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
X	Notional (6)	Baa3/NR	---	WAC (6)	Total Portfolio	Crossed Subordinate IO Notes
B-4	$2,122,000	Ba2 / NR	0.35%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-5	$1,414,000	B2 / NR	0.25%	WAC (5)	Total Portfolio	Crossed Subordinate Notes
B-6	$3,538,170	Not Rated	---	WAC (5)	Total Portfolio	Crossed Subordinate Notes

(1) The Notes Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) Up to and including the payment date in July 2008, the Note Interest Rate for the Class A-1 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in July 2008, the Class A-1 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.05% per annum, (ii) the related Available Funds Rate and (iii) 9.625%.

(4) Up to and including the payment date in October 2009, the Note Interest Rate for the Class A-2 Notes will be a fixed rate equal to 4.550% per annum subject to the related Available Funds Rate. After the payment date in October 2009, the Class A-2 Notes will have a Note Interest Rate equal to the lesser of (i) One-Year CMT (which is set every 12 months) plus 2.15% per annum, (ii) the related Available Funds Rate and (iii) 9.610%.

(5) The Class M and Class B Notes will bear interest at a variable rate equal to the weighted average of the weighted average of the Net Rates of the Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from each loan group the note principal balance of the related senior notes. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.617%.

(6) The note interest rate for the Class X Notes for each Payment Date will be a per annum variable rate equal to the product of (i) 12 and (ii) a rate expressed as a fraction, (x) the numerator of which is the excess, if any, of (1) the interest accrued and payable on the mortgage loans for the related due period, over (2) any accrued interest (including accrued and unpaid interest) payable to the Class A Notes at the related Note Interest Rate for such Payment Date (including any Carryover Shortfall Amounts (as defined herein) payable to the Class A Notes for such Payment Date) and any accrued interest (including accrued and unpaid interest) payable to the Class M Notes and Class B Notes at the related Note Interest Rate for such Payment Date, and (y) the denominator of which is the aggregate Note Principal Balance of the Class A Notes.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Depositor/Seller:	Structured Assets Mortgage Investments II Inc. ("SAMI II").
Seller:	EMC Mortgage Corporation.
Servicer:	Wells Fargo Bank, N.A.
Underlying Originator:	Wells Fargo Bank, N.A.
Master Servicer/Securities Admin.:	Wells Fargo Bank, N.A.
Indenture Trustee:	U.S. Bank National Association.
Owner Trustee:	Wilmington Trust Company.
Cut-off Date:	July 1, 2005.
Closing Date:	July 14, 2005.
Legal Structure:	Owner Trust.
Clean-Up Call:	The holder of the owner trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Payment Date:	25th of each month or next business day, commencing in August 2005.
Remittance Type:	Scheduled/Scheduled.
Notes:	The Class A-1 Notes and Class A-2 Notes (together, the "Offered Notes") and the Class X, Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes. The Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Notes are also referred to collectively as the "Class B Notes". The Class M and Class B Notes are also referred to together as the "Subordinate Notes".
Form of Registration:	The Offered Notes will be issued in book-entry form through DTC.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

SMMEA:	The Offered Notes will constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Notes may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations. Plans should consult with their legal advisors before investing in the notes.
Interest Accrual Period:	The interest accrual period for the Notes for a given Payment Date will be the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Notes will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (13 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full prepayments and any partial prepayments up to its servicing fee.
Special Derivative Contracts:	At the direction of the holder of the owner trust certificate, the Indenture Trustee shall, on behalf of the Trust Estate, enter into Special Derivative Contracts for the benefit of the owner trust certificates. Any acquisition of a Special Derivative Contract shall be accompanied by (i) an appropriate amendment to the Indenture, (ii) an Opinion of Counsel, (iii)Approval of Rating Agencies and (iv) the consent of Holder of a Owner Trust Certificate to the acquisition of such Special Derivative Contract.
	All collections, proceeds and other amounts in respect of the Special Derivative Contracts payable by the Special Derivative Counterparty shall be distributed to the owner trust certificates on the Payment Date following receipt thereof by the Securities Administrator on behalf of the Indenture Trustee.
	Any Special Derivative Contract that provides for any payment obligation on the part of the Trust Estate must (i) be without recourse to the assets of the Trust Estate, (ii) contain a non-petition covenant provision from the Special Derivative Counterparty, (iii) limit payment dates thereunder to Payment Dates and (iv) contain a provision limiting any cash payments due to the Special Derivative Counterparty on any day under

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

such Special Derivative Contract solely to funds available therefore in the Payment Account available to make payments to the Holder of the owner trust certificates on such Payment Date.

Each Special Derivative Contract must (i) provide for the direct payment of any amounts by the Special Derivative Counterparty thereunder to the Payment Account at least one Business Day prior to the related Payment Date, (ii) contain an assignment of all of the Trust Estate's rights (but none of its obligations) under such Special Derivative Contract to the Indenture Trustee on behalf the holder of the owner trust certificates and shall include an express consent to the Special Derivative Counterparty to such assignment, (iii) provide that in the event of the occurrence of an event of default under the indenture, such Special Derivative Contract shall terminate upon the direction of a 50.01% or greater Percentage Interest of the owner trust certificates and (iv) prohibit the Special Derivative Counterparty from "setting-off" or "netting" other obligations of the Trust Estate and its Affiliates against such Special Derivative Counterparty's payment obligations thereunder.

Loan Buy Out Option: The holder of the owner trust certificates will have the option to purchase, at any one time, 1.00% (and in any case, at least 5 Mortgage Loans) of the Mortgage Loans, by aggregate Stated Principal Balance of the Mortgage Loans as of such date, at a purchase price of par or equal to the aggregate fair market value of such Mortgage Loans. The Mortgage Loans that may be purchased by the holder of the owner trust certificates will be selected by it in its sole discretion.

Special Foreclosure Rights: The Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the owner trust certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 25 days from the date of such holder's objection. The holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the Servicer the purchase price for) such mortgage loan and the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan the Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. The Servicer is not permitted to proceed with any such action unless the majority holder of the owner trust certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to the Servicer taking such action. If the majority holder of the owner trust certificates timely and affirmatively objects to the Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the Wells Fargo Servicing Agreement, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 25 days from the date of such holder's objection. The majority holder of the owner trust certificates will, no later than 5 days after the expiration of such 25-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the owner trust certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 25th day following its objection to the Servicer action.

Optional Sale of Defaulted Mortgage Loans: The Servicer may also, in its discretion, as an alternative to foreclosure, sell defaulted mortgage loans at fair market value to third-parties, if the the Servicer reasonably believes that such sale would maximize proceeds to the noteholders in the aggregate (on a present value basis) with respect to that mortgage loan.

Permitted Activities: Notwithstanding the foregoing, the Issuer, at the direction of the majority holder of the owner trust certificate, shall amend the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

owner trust permitted activities. Any amendment of the permitted activities shall be accompanied by (i) an appropriate amendment to the applicable Agreement, (ii) any opinion of counsel reasonably requested by the underwriter, the rating agencies, the Indenture Trustee or the Securities Administrator, (iii) written confirmation from the rating agencies stating that such amendment will not result in the rating of any Note to be downgraded, withdrawn or suspended and in the case of Moody's, written notice to Moody's of such amendment.

Collateral Description:

The initial mortgage pool is expected to consist of approximately $1.4 billion of first-lien residential adjustable-rate mortgage loans that adjust annually based on One-Year CMT and One-Year LIBOR.

Provided below is a brief summary of the expected mortgage pool by loan type as of July 1, 2005:

Loan Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Init Cap	Per Cap	Max Rate	Mos Roll
Group I	49.07%	4.875%	4.625%	336	2.564%	2.314%	5.000%	2.000%	9.875%	36
Group II	50.93%	4.860%	4.610%	351	2.679%	2.429%	5.000%	2.000%	9.860%	51
Total	100.00%	4.867%	4.617%	344	2.623%	2.373%	5.000%	2.000%	9.867%	44

Approximately 47% of the mortgage loans are interest-only for the first 5 years after origination and then fully amortize over the remaining remaining term of the mortgage loan.

Underwriting Standards:

The underwriting guidelines will be more fully described in the Prospectus Supplement.

Credit Enhancement:

Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class M Notes and Class B Notes will provide credit enhancement to the Class I-A Notes and Class II-A Notes. The Class M Notes and Class B Notes will provide credit enhancement to the Class X Notes. The Class B Notes will provide credit enhancement to the Class M Notes.

Group I Available Funds:

For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group I Mortgage Loans, (2) any monthly

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group I Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Owner Trustee, the Grantor Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Group II Available Funds: For any Payment Date, an amount which generally includes, (1) all previously undistributed payments on account of principal (including the principal portion of monthly payments, principal prepayments and the principal amount of net liquidation proceeds and subsequent recoveries) and all previously undistributed payments on account of interest received after the Cut-off Date and on or prior to the related determination date, in each case, from the Group II Mortgage Loans, (2) any monthly advances and Compensating Interest payments made by the Master Servicer or the Servicer for such Payment Date in respect of the Group II Mortgage Loans and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of such loan group's pro rata portion of fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Grantor Trustee, the Securities Administrator, the Owner Trustee, the Indenture Trustee and the Custodian and investment earnings on amounts on deposit in the payment account.

Available Funds Rate: With respect to each class of Offered Notes and any Payment Date, a per annum rate equal to the product of (i) the weighted average of the Net Rates on the mortgage loans in the related loan group as of the end of the related Due Period, weighted on the basis of the Scheduled Principal Balances thereof as of the end of the related Due Period and (ii) a fraction equal to (x) the aggregate Scheduled Principal Balance of such mortgage loans as of the end of the related Due Period divided by (y) the Note Principal Balance of the related class of Offered Notes immediately prior to such Payment Date.

Carryover Shortfall Amount: With respect to the Offered Notes and any Payment Date, the excess, if any, of the (i) interest accrued at their respective Note Interest Rate (without giving effect to the Available Funds Rate) over (ii) the amount of interest received on such Notes if the Note Interest Rate is based on the Available Funds Rate, together with the unpaid portion of any excess from previous Payment

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

Dates (and any interest thereon at the then applicable Note Interest Rate without giving effect to the Available Funds Rate).

Cash Flow Description:

Distributions on the Notes will be made on the 25th day of each month (or next business day) beginning on August 25, 2005. The payments to the Notes, to the extent of Available Funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A-1 Notes and Class A-2 Notes in an amount equal to their respective Note Rates;
2. From Group I Available Funds, Payment of principal to the holders of the Class A-1 Notes in an amount equal to the related Senior Optimal Principal Amount;
3. From Group II Available Funds, Payment of principal to the holders of the Class A-2 Notes in an amount equal to the related Senior Optimal Principal Amount;
4. Payment of any Carryover Shortfall Amounts to the Class A-1 Notes and Class A-2 Notes based on the amount of Carryover Shortfall Amounts on such classes;
5. Payment of interest and principal sequentially to the Class M, Class B-1, Class B-2, Class B-3 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;
6. Payment of interest to the Class X Notes at its Note Rate;
7. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Notes, in that order, the following amounts (a) interest at each class' respective Note Interest Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount;

Prepayment Stepdown Tests:

The Senior Notes will be entitled to receive 100% of the prepayments collected on the mortgage loans until July 2012. The senior prepayment percentage can be reduced to Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses on the

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.

mortgage does not exceed 30%, 35%, 40%, 45% or 50%, as applicable, for each test date.

Notwithstanding the foregoing, if after 3 years the current related Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Note Principal Balance of the Subordinate Notes does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to July 2008, 20% or b) after July 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage of prepayments can be allocated to the Subordinate Notes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated to the Class B-6, Class B-5, Class B-4, Class B-3, Class B-2, Class B-1 and Class M Notes, in that order, in each case, until the Note Balance of such Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class A-1 Notes until reduced to zero and Realized Losses on the Group II Mortgage Loans will be allocated to the Class A-2 Notes until reduced to zero.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof.